[SPECTRUM LAW GROUP, LLP LETTERHEAD]



E-Mail:           mindeglia@spectrumlawgroup.com
File No.:         10005.02



                                                      August 30, 2005



VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington, D.C.  20459
Mail Stop 0304

         Re:   Excalibur Industries, Inc.
               Preliminary Proxy Statement on Schedule 14A amended July 21, 2005 Annual Report on Form 10-KSB for the year ended December 31, 2004, amended July 21, 2005 Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005, amended July 21, 2005
               SEC File No. 0-30291

Ladies and Gentlemen:

         On behalf of our client, Excalibur Industries, Inc., a Delaware corporation ("Excalibur"), we are filing herewith an Amendment No. 2 ("Proxy Amendment") to Excalibur's Preliminary Proxy Statement on Schedule 14A, originally filed with the Commission on May 20, 2005 (the "Proxy Statement"), an Amendment No. 2 ("10-KSB Amendment") to Excalibur's Annual Report on Form 10-KSB for the year ended December 31, 2004 (the "10-KSB"), an Amendment No. 2 ("10-QSB Amendment") to Excalibur's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005, and Excalibur's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005. The Amendment has been prepared in response to the comments of the staff delivered by way of its letter dated August 5, 2005. Set forth below are Excalibur's responses to the staff's comments, numbered in a manner to correspond to the order to which the staff's comments were delivered.

                   Preliminary Proxy Statement on Schedule 14A

Stock Certificates and Fractional Shares, page 28

         1. In the Proxy Amendment, Excalibur has explicitly stated that stockholders will not be getting cash for fractional shares. See page 28.

Securities and Exchange Commission
Division of Corporation Finance
August 30, 2005
Page 2

Information about our Board and its Committees, page 41

         2. In the Proxy Amendment, Excalibur has disclosed the number of meetings by the Audit and Executive Committees during the past fiscal year. See page 41.

         3. Excalibur does not believe that its Executive Committee performs functions similar to a nominating or compensation committee. Excalibur has provided a description of the powers and scope of the Executive Committee, which, since the departure of A. Earl Swift as a director, is comprised of all four members of the entire board of directors. However, in light of the instructions to Item 7(d)(2)(ii), in the Proxy Amendment, Excalibur has provided disclosures with respect to Item 7(d)(2)(ii)(E), (F), (G), (H), and (I) with respect to the board of directors as if it were a "nominating committee." See pages 41-42.

         4. A copy of the audit committee charter was included as an appendix to Excalibur's proxy statement for its 2003 annual meeting, as set forth as Appendix A to the definitive proxy statement filed with the SEC on April 30, 2003.

Pre-Approval Policies and Procedures, page 42

         5. In the Proxy Amendment, Excalibur has disclosed the specific pre-approval policies and procedures for services to be performed by its auditors. See page 43.

Litigation, page 59

         6. To clarify Excalibur's response to prior SEC Comment No. 16, the previous disclosure set forth approximately 10 actions commenced by former vendors against Excalibur in the aggregate amount of $880,000. In response to prior SEC Comment No. 16, Excalibur reviewed each action to determine whether such litigation was required to be disclosed under Item 103 of Regulation S-B. In so doing, Excalibur determined that the only action which was required to be disclosed was the action commenced by American Express Travel Related Services Company in the approximate amount of $550,000, and Excalibur provided the required disclosure relating to that litigation. See page 59 of the Proxy Amendment. The remaining actions against Excalibur Holdings commenced by former vendors, suppliers, or note holders totaled $330,000, which is the difference between the original $880,000 disclosed, less the amount of the American Express claim of $550,000. In the Proxy Amendment, Excalibur has clarified that the remaining actions against Excalibur Holdings do not involve the same factual or legal issues as other proceedings pending or known to be contemplated. See page 61.

Securities and Exchange Commission
Division of Corporation Finance
August 30, 2005
Page 3

Unaudited Pro Forma Financial Data

         7. In the Proxy Amendment, Excalibur has removed all nonrecurring charges from the proforma statements of operations, including debt forgiveness income, and disclosed these charges and credits in a separate paragraph.

         8. In the Proxy Amendment, Excalibur has revised the pro forma statements of operations for the year ended December 31, 2004 to present through net income (loss) from continuing operations.

        Annual Report on Form 10-KSB for the year ended December 31, 2004

Note 1.  Description of Business and Summary of Significant Accounting Policies

Revenue Recognition

         9. Excalibur has determined that it is appropriate to recognize revenue when an order is shipped based on SAB Topic 13:A:3(b), Question (1)(d), which allows for revenue recognition in instances where acceptance provisions are based on customer-specific acceptance provisions against which substantial completion and contract fulfillment must be evaluated. While formal customer sign-off provides the best evidence that these acceptance criteria have been met, revenue recognition also would be appropriate, presuming all other revenue recognition criteria have been met, if the seller reliably demonstrates that the delivered products or services meet all of the specified criteria prior to customer acceptance. All orders given to Excalibur are custom orders with customer specifications on size, shape, materials, weight, tolerances, etc. Excalibur can reliably demonstrate that a delivered product meets the customer-specified objective criteria set forth in the arrangement prior to its shipping the product. Excalibur's quality control area tests the finished product against the customer's specifications prior to shipment.

Note 18,  Subsequent Event

         10. In the 10-KSB Amendment, Excalibur has included the additional disclosures in Footnote 18.

         11. In the 10-KSB Amendment, Malone and Bailey has added an explanatory paragraph to the audit report and has dual dated their audit report.

         12. In the 10-KSB Amendment, the audit report has been dual dated and the word "unaudited" has been removed from Footnote 18.

Securities and Exchange Commission
Division of Corporation Finance
August 30, 2005
Page 4

Form 10-QSB for the period ended March 31, 2005

Note 2.  Pre-Petition Liabilities of Bankrupt Subsidiary

         13. Stillwater National Bank has delivered to Excalibur a signed letter confirming that it intends to allow Excalibur Industries to purchase the capital stock of Shumate Machine Works for $100,000 which was pledged as collateral to Stillwater and being sold by private sale in accordance with the Uniform Commercial Code as part of the recapitalization and loan commitment. A copy of this letter has been provided supplementally to the staff.

         14. The "investment in subsidiary" presentation was an oversight and not intentional. In the Proxy Amendment, it shows the payment of $100,000 as a restructuring charge, as the $100,000 is part of the cost for Excalibur to restructure its debt with Stillwater Bank.

         15. In both the 10-QSB Amendnent and its 10-QSB for the period ending June 30, 2005, Excalibur has revised Note 2 to its financial statements to clarify that (1) Shumate is the only entity in the Consolidated Financial Statements of Excalibur with operations, and (2) by way of its 100% ownership of Shumate, all amounts in the June 30, 2005 Consolidated Balance Sheet and the Consolidated Statements of Operations are also those of Excalibur Holdings. There are no amounts on the Statements of Operations related to Excalibur Holdings separate from Shumate because Excalibur Holdings has had no revenues or expenses during the period. Further, there are no additional balance sheet accounts related to Excalibur Holdings separate from Shumate, except for the "pre-petition liabilities of bankrupt subsidiary," because Excalibur Holdings has no assets apart from the capital stock of Shumate, and because the pre-petition liabilities of Excalibur Holdings listed in Note 2 exclude those liabilities of Excalibur Holdings that either Excalibur or Shumate has guaranteed or is otherwise co-obligated along with Excalibur Holdings.

         On behalf of Excalibur, please be advised that Excalibur has endeavored to respond fully to each of the staff's comments. We acknowledge and understand that any comment from the staff regarding these issues would not be binding and would not commit the staff in any manner. Further, Excalibur acknowledges the following:

      o It is responsible for the adequacy and accuracy of the disclosure in its filings;

      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Securities and Exchange Commission
Division of Corporation Finance
August 30, 2005
Page 5

      o Excalibur may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please advise us as soon as possible if the staff has any further comments relating to the Information Statement or the Amendment. You can contact the undersigned at (949) 851-4300. Thank you in advance for your courtesy and cooperation.

                                                        Very truly yours,

                                                        SPECTRUM LAW GROUP, LLP


                                                        /s/ Marc A. Indeglia
                                                        ----------------------
                                                        Marc A. Indeglia



MAI:krr
Enclosures
cc:      Excalibur Industries, Inc. (w/enclosure)
         Malone & Bailey, PLLC (w/enclosure)
         Craig Slivka, Esq. (w/enclosure via Federal Express)
         Nudrat Salik (w/enclosure via Federal Express)